SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September  2010

INTERNET GOLD-GOLDEN LINES LTD.
(Name of Registrant)

2 Dov Friedman Street, Ramat Gan 52503, Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]                                Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]                       No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Internet Gold-Golden Lines Ltd.

EXPLANATORY NOTE

The following exhibits are attached:

99.1
Press Release re Internet Gold – Golden Lines  Subsidiary,  B Communications, Announces the Filing of a Shelf Prospectus in Israel and Board Approval in Principal for Issuance of a New Series of Bonds through a Public Offering in Israel dated September 1, 2010.

99.2	Press Release re B Communications New Series Debentures Receive an A2 Stable Rating dated September 1, 2010.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERNET GOLD-GOLDEN LINES LTD.
(Registrant)

By /s/Eli Holtzman
Eli Holtzman
Chief Executive Officer

Date: September 1, 2010

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

99.1
Press Release re Internet Gold – Golden Lines  Subsidiary,  B Communications, Announces the Filing of a Shelf Prospectus in Israel and Board Approval in Principal for Issuance of a New Series of Bonds through a Public Offering in Israel dated September 1, 2010.

99.2	Press Release re B Communications New Series Debentures Receive an A2 Stable Rating dated September 1, 2010.